

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 30, 2008

Mr. Bruce Weitzberg
Chief Executive Officer
Blue Mountain Resources Inc.
245 Marcus Blvd.
Hauppauge, NY 11788

> **Re:** **Blue Mountain Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 11, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed May 20, 2008**
> **Item 4.01 Form 8-K/A**
> **Filed May 29, 2008**
> **File No. 333-143694**

Dear Mr. Weitzberg:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief